Exhibit (b)

EXECUTION COPY

BANK OF AMERICA, N.A.	WEBSTER BANK, N.A.	CITIZENS BANK, N.A.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, New York 10036	100 Franklin Street Boston, MA 02110	28 State Street Boston, MA 02109
June 29, 2016

Winchester Acquisition Corp.
c/o Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, RI 02903
Attention: Michael Gray

Re:    $100.0 million Senior Secured Credit Facility

Ladies and Gentlemen:

Winchester Acquisition Corp., a Delaware corporation (“Merger Sub” or “you”) has advised Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (or any of its designated affiliates, “MLPFS”), Webster Bank, N.A. (“Webster”) and Citizens Bank, N.A. (“Citizens” and together with Bank of America, MLPFS and Webster, the “Commitment Parties”, “we” or “us”) that it intends to acquire (the “Acquisition”) all of the outstanding capital stock of Higher One Holdings, Inc., a Delaware corporation (individually and collectively with its subsidiaries, the “Company”) pursuant to an Agreement and Plan of Merger, dated as of June 29, 2016 by and among Winchester Acquisition Holdings Corp., a Delaware corporation (“Holdings”), as parent, you and the Company (the “Transaction Agreement”). Capitalized terms used herein but not defined herein have the meanings assigned to them in the Summary of Terms (as hereinafter defined).

In connection with the foregoing, you have also advised the Commitment Parties that you intend to finance the Acquisition, to fund costs and expenses related to the Transaction (as hereinafter defined), to refinance certain existing indebtedness of the Company and to finance the ongoing working capital and other general corporate purposes of Holdings and its subsidiaries after consummation of the Acquisition in part from the following sources: (i) a senior secured credit facility in favor of the Company in an aggregate principal amount of $100.0 million (the “Senior Credit Facility”), and (ii) gross proceeds from the issuance to Providence Equity Partners L.L.C. and certain of its affiliates (the “Sponsor”) of common stock in Holdings (the “Equity Contribution”), which Equity Contribution will constitute an aggregate amount not less than 35.0% (the “Minimum Equity Contribution Percentage”) of the sum of (x) gross proceeds of the Term Loan Facility (as defined in the hereinafter defined Summary of Terms) and borrowings under the Revolving Credit Facility (as defined in the Summary of Terms), in each case, funded on the Closing Date and (y) the Equity Contribution. No other financing (other than the Senior Credit Facility and the Equity Contribution) will be required in connection with the Transaction. The Acquisition, the entering into and funding of the Senior Credit Facility, the Equity Contribution and all related transactions are hereinafter collectively referred to as the “Transaction.”

Upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”): (A) Bank of America is pleased to offer to be the sole administrative agent (in such capacity, the “Administrative Agent”) for the Senior Credit Facility, (B) each of Bank of America, Webster and Citizens (each, an “Initial Lender”) hereby commits on a several, but not joint, basis to provide the percentage of the entire principal amount of the Senior Credit Facility set forth opposite such Initial Lender’s name on Schedule 1 hereto, and (C) each of MLPFS, Webster and Citizens is pleased to advise you of its willingness in connection with the foregoing commitment, to act as a joint lead arranger and joint bookrunner (in such capacities, each, a “Lead Arranger”) for the Senior Credit Facility. It is understood and agreed that MLPFS will have “lead left” placement on all marketing materials relating to the Senior Credit Facility and will perform the duties and exercise the authority customarily performed and exercised by it in such role. No additional agents, co-agents or arrangers will be appointed and no other titles will be awarded without our prior written approval.

The commitment of the Initial Lenders hereunder and the undertaking of the Lead Arrangers to provide the services described herein are subject only to the satisfaction of each of the conditions set forth on Exhibit B hereto. Notwithstanding anything in this Commitment Letter, the Fee Letters (as hereinafter defined), the Credit Documentation (as defined in Exhibit B) or any other letter agreement or other undertaking concerning the financing of the Acquisition to the contrary, the only representations and warranties the accuracy of which shall be a condition to the funding of the Senior Credit Facility on the Closing Date (as hereinafter defined) shall be the Specified Representations (as defined in Exhibit B) and the Transaction Agreement Representations (as defined in Exhibit B).

The Lead Arrangers intend to commence syndication of the Senior Credit Facility promptly upon your acceptance of this Commitment Letter and the Fee Letters. Until the earlier of (x) the date that a Successful Syndication (as defined below) is achieved and (y) the date that is 60 days after the Closing Date, you agree to use commercially reasonably efforts to assist the Lead Arrangers in achieving a syndication of the Senior Credit Facility that is satisfactory to MLPFS and you. Such assistance shall include making your officers and advisors available (and using commercially reasonable efforts to make the Company’s officers and directors available) to have a conference call regarding the business and prospects of Holdings and its subsidiaries and the Company. “Successful Syndication” means the syndication of the commitments of the Initial Lenders to at least one additional Lender.

Notwithstanding any other provision of this Commitment Letter to the contrary and notwithstanding any syndication, assignment or other transfer by any Initial Lender, (a) no Initial Lender shall be relieved, released or novated from its obligations hereunder (including its obligation to fund its applicable percentage of the Senior Credit Facility on the Closing Date if the conditions set forth on Exhibit B hereto are satisfied or waived) in connection with any syndication, assignment or other transfer until after the initial funding of the Senior Credit Facility on the Closing Date, (b) no such syndication, assignment or other transfer shall become effective with respect to any portion of any Initial Lender’s commitments in respect of the Senior Credit Facility until the initial funding of the Senior Credit Facility on the Closing Date and (c) unless Merger Sub agrees in writing in its sole discretion, each Initial Lender, each Commitment Party and each Lead Arranger shall retain exclusive control over all rights and obligations with respect to its commitments in respect of the Senior Credit Facility, including all rights with respect to consents, waivers, modifications, supplements and amendments, until the Closing Date has occurred.

It is understood and agreed that MLPFS will manage and control all aspects of the syndication in consultation with you (subject to your consent rights (not to be unreasonably withheld or delayed)), including decisions as to the selection of prospective Lenders (which may not be Disqualified Institutions without your consent) and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender

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participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be at the sole and absolute discretion of MLPFS.

You represent (with respect to the Company and its subsidiaries, to your knowledge) that (a) all financial projections concerning Holdings and its subsidiaries and the Company that have been or are hereafter made available to the Commitment Parties by you, the Sponsor, the Company or any of your or their respective representatives (or on your or their behalf) (the “Projections”) have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time furnished (it being recognized by the Commitment Parties that such Projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond your control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material) and (b) all written information (other than the Projections, other forward-looking and/or projected information and information of a general economic or industry-specific nature), which has been or is hereafter made available to the Commitment Parties by you, the Sponsor, the Company or any of your or their respective representatives (or on your or their behalf) in connection with any aspect of the Transaction, when taken as a whole, as and when furnished, does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time). You agree to furnish us with further and supplemental information from time to time until the date of the initial borrowing under the Senior Credit Facility (the “Closing Date”) so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date as if such information were being furnished, and such representation, warranty and covenant were being made, on such date; provided that, any such supplementation shall cure any breach of such representations. In issuing this commitment and in arranging the Senior Credit Facility, the Commitment Parties are and will be using and relying on such information without independent verification thereof.

You acknowledge that the Commitment Parties on your behalf will make available written information to the proposed syndicate of Lenders by posting such written information on IntraLinks, SyndTrak or another similar electronic system.

By executing this Commitment Letter, you agree to reimburse the Commitment Parties if the Closing Date occurs, on the Closing Date (to the extent an invoice therefor is received at least one Business Day prior to the Closing Date (the “Invoice Date”)) or, if invoiced after the Invoice Date, within 30 days following receipt of the relevant invoice, all reasonable and documented out-of-pocket fees and expenses (but limited in the case of legal fees and expenses to the reasonable fees, disbursements and other charges of (i) Moore & Van Allen, PLLC, as counsel to MLPFS and the Administrative Agent, and to the extent necessary, of a single local counsel to MLPFS and the Administrative Agent in each relevant material jurisdiction and (ii) Emmet, Marvin & Martin, LLP, as counsel to Webster, up to a maximum amount of $25,000) incurred in connection with the Senior Credit Facility, the syndication thereof, the preparation of the Credit Documentation and the other transactions contemplated hereby. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

You agree to indemnify and hold harmless the Commitment Parties and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses and liabilities and to reimburse each Indemnified Party

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for all reasonable and documented out-of-pocket expenses (but limited, in the case of legal fees and expenses, to one counsel to such Indemnified Parties taken as a whole and, solely in the case of an actual or perceived conflict of interest, one additional counsel to all affected Indemnified Parties, taken as a whole (and, if reasonably necessary, of one local counsel in any relevant material jurisdiction to all such Indemnified Parties, taken as a whole and, solely in the case of any such actual or perceived conflict of interest, one additional local counsel to all affected Indemnified Parties taken as a whole, in each such relevant material jurisdiction)) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter, the Transaction or any related transaction or (b) the Senior Credit Facility and any other financings, or any use made or proposed to be made with the proceeds thereof (IN ALL CASES, WHETHER OR NOT CAUSED OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNIFIED PARTY), except to the extent such claim, damage, loss, liability or expense (a) is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from (i) such Indemnified Party’s gross negligence or willful misconduct or (ii) such Indemnified Party’s material breach of its obligations under this Commitment Letter or (b) arises out of any dispute solely among Indemnified Parties which does not arise out of any act or omission of Holdings or the Company or any of their respective subsidiaries (other than any proceeding against any Commitment Party solely in its capacity or in fulfilling its role as the Administrative Agent or a Lead Arranger or similar role under the Senior Credit Facility). In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the Transaction or any of the other transactions contemplated hereby are consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Transaction or any of the other transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages, which direct damages are determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence, willful misconduct or breach of this Commitment Letter. You and your subsidiaries shall not have any liability (whether direct or indirect, in contract or tort or otherwise) for any special, indirect, consequential or punitive damages, other than in respect of any such damages incurred or paid by an Indemnified Party to a third party and to which such Indemnified Party is otherwise entitled to indemnification as provided herein. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.

This Commitment Letter, the fee letter among you and the Commitment Parties of even date herewith (the “Joint Fee Letter”) and the fee letter among you, Bank of America and MLPFS of even date herewith (the “BofA Fee Letter” and, together with the Joint Fee Letter, the “Fee Letters”) and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential and need to know basis to the Sponsor, and to your and the Sponsor’s respective directors (or equivalent managers), officers, employees, attorneys, accountants, independent auditors and other professional advisors in connection with the Transaction or as otherwise required by law, may not be disclosed by you in whole or in part to any person or entity without our prior written consent, except (a) you may disclose this Commitment Letter (but not the Fee Letters, except as set forth in this clause (a)) and the contents hereof

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to the Company and its subsidiaries and their respective directors (or equivalent managers), officers, employees, attorneys, accountants, independent auditors and other professional advisors, on a confidential and need-to-know basis in connection with the Transaction, provided that to the extent portions of the Fee Letters have been redacted in respect of (i) the amounts, percentages and basis points of compensation set forth therein and (ii) the pricing and other economic terms set forth therein (provided that, the aggregate amount of the fees payable thereunder as part of a generic disclosure in Projections or pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transaction may be disclosed to such persons) in a manner to be reasonably agreed by us, you may disclose the Fee Letters to the Company and its subsidiaries and their respective directors (or equivalent managers), officers, employees, attorneys, accountants, independent auditors and other professional advisors, on a confidential and need-to-know basis in connection with the Transaction, (b) if the Commitment Parties consent in writing to such proposed disclosure, (c) pursuant to the order of any court or administrative agency in any legal, judicial or administrative proceeding or as otherwise required by applicable law, rule or regulation or as requested or required by a governmental authority (in which case you agree, to the extent practical and to the extent permitted by law, to inform us promptly in advance thereof), (d) to the extent reasonably necessary or advisable in connection with the exercise of any remedy or enforcement of any right under this Commitment Letter and/or the Fee Letters and (e) this Commitment Letter and the existence and contents of this Commitment Letter (but not the Fee Letters or the contents thereof, other than the existence thereof and the aggregate amount of the fees payable thereunder as part of as a generic disclosure in Projections or pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transaction to the extent customary or required in offering and marketing materials for the Senior Credit Facility or in any public filing relating to the Transaction) may be disclosed (i) in any syndication or other marketing materials in connection with the Senior Credit Facility, (ii) in any proxy statement or similar public filing related to the Acquisition and (iii) in connection with any public filing requirement. The foregoing restrictions shall cease to apply in respect of the existence and contents of this Commitment Letter (but not in respect of the Fee Letters and their contents) on the earlier of the Closing Date and the date two years following the date hereof.

The Commitment Parties hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies the Loan Parties (as defined in the Summary of Terms), which information includes their respective name and address and other information that will allow the Commitment Parties to identify such Loan Party in accordance with the Act.

Each of the Commitment Parties shall use all confidential information provided to them by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this letter agreement and otherwise in connection with the Transaction and shall treat confidentially all such information; provided, however, that nothing herein shall prevent any Commitment Party from disclosing any such information (i) pursuant to the order of any court or administrative agency or in any pending legal or administrative proceeding, or otherwise as required by applicable law or compulsory legal process (in which case such Commitment Party agrees to inform you promptly thereof prior to such disclosure to the extent not prohibited by law, rule or regulation), (ii) upon the request or demand of any regulatory authority having jurisdiction over such Commitment Party or any of its affiliates, (iii) to the extent that such information becomes publicly available other than by reason of disclosure in violation of this agreement by such Commitment Party, (iv) to the Commitment Parties and their respective affiliates, and their and such affiliates’ respective employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transaction and are informed of the confidential nature of such information, (v) for purposes of establishing a “due diligence” defense, (vi) to the extent that such information is or was received by such Commitment Party from a third party that is not to such Commitment Party’s knowledge subject to confidentiality obligations to you, (vii) to the

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extent that such information is independently developed by the Commitment Parties or (viii) to potential Lenders, participants, assignees or potential counterparties to any swap or derivative transaction relating to Holdings or any of its subsidiaries or any of their respective obligations, in each case, other than any Disqualified Institutions, without your consent, and who agree to be bound by the terms of this paragraph (or language substantially similar to this paragraph or as otherwise reasonably acceptable to you and such Commitment Party, including as may be agreed in any marketing materials). This paragraph shall terminate on the first anniversary of the date hereof.

You acknowledge that the Commitment Parties or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. The Commitment Parties agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. The Commitment Parties further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Commitment Parties, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) the Commitment Parties each has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) no Commitment Party has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) the Commitment Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Commitment Parties have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Commitment Parties with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

This Commitment Letter (including the Summary of Terms) and the Fee Letters shall be governed by, and construed in accordance with, the laws of the State of New York; provided that, notwithstanding the preceding sentence and the governing law provisions of this Commitment Letter and the Fee Letters, it is understood and agreed that (a) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (b) the determination of the accuracy of any Transaction Agreement Representation and whether as a result of any inaccuracy thereof you or your applicable affiliate has the right to terminate your or its obligations under the Transaction Agreement or to decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Transaction Agreement and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof, in each case, shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of you and the Commitment Parties hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including the Summary of Terms), the Fee Letters, the transactions contemplated hereby and thereby or the actions of the Commitment Parties in the negotiation, performance or enforcement hereof. Each of the Commitment Parties and you hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or

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Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any suit, action or proceeding arising out of or relating to the provisions of this Commitment Letter (including the Summary of Terms), the Fee Letters and the transactions contemplated hereby and thereby and irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court. Nothing in this Commitment Letter, the Summary of Terms or the Fee Letters shall affect any right that any Commitment Party or any affiliate thereof may otherwise have to bring any claim, action or proceeding relating to this Commitment Letter (including the Summary of Terms), the Fee Letters and/or the transactions contemplated hereby and thereby in any court of competent jurisdiction to the extent necessary or required as a matter of law to assert such claim, action or proceeding against any assets of Holdings or any of its subsidiaries or enforce any judgment arising out of any such claim, action or proceeding. The Commitment Parties and you agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. Each of the Commitment Parties and you waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceedings brought in any such court, and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.

The indemnification, confidentiality, jurisdiction, venue, governing law, no agency or fiduciary duty and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facility shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of the Commitment Parties hereunder; provided that, your obligations under this Commitment Letter, other than those relating to confidentiality, shall automatically terminate and be superseded by the Credit Documentation on the Closing Date. You may terminate this Commitment Letter and/or all or any portion of any Initial Lender’s commitments with respect to the Senior Credit Facility hereunder at any time subject to the provisions of the preceding sentence.

This Commitment Letter and the Fee Letters may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letters by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter (including the Summary of Terms) and the Fee Letters embody the entire agreement and understanding among the Commitment Parties, you and your affiliates with respect to the Senior Credit Facility and supersede all prior agreements and understandings relating to the specific matters hereof and thereof. No party has been authorized by the Commitment Parties to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by any party hereto (except (x) by you to one or more of your affiliates that is a “shell” company organized under the laws of the United States, any state thereof or the District of Columbia, controlled, directly or indirectly, by the Sponsor to effect the consummation of the Acquisition prior to or substantially concurrently with (and to the Company substantially concurrently with) the consummation of the closing of the Acquisition, (y) by us as expressly contemplated above and (z) in connection with any other assignment that occurs as a matter of law pursuant to, or otherwise substantially concurrently with the closing of the Acquisition in accordance with the Transaction Agreement), without the prior written consent of each other party hereto (and any purported assignment without such consent shall be null and void) and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties; provided, that MLPFS may, without notice to you, assign its rights and obligations under this Commitment Letter to any other registered broker-dealer wholly-owned by Bank of America Corporation to which all or substantially all of Bank of America Corporation’s or any of its subsidiaries’ investment banking, commercial lending services or related businesses may be transferred following the date of this Commitment Letter.

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This Commitment Letter and all commitments and undertakings of the Commitment Parties hereunder will expire at 5:00 p.m. (Central time) on June 29, 2016 unless you execute this Commitment Letter and the Fee Letters and return them to us prior to that time (which may be by facsimile transmission), whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letters (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, all commitments and undertakings of the Commitment Parties hereunder will expire on the earliest of (a) October 31, 2016, unless the Credit Documentation for the Senior Credit Facility is executed and delivered on or prior to such date, (b) the termination or expiration of the Transaction Agreement prior to closing of the Acquisition in accordance with its terms and (c) the closing of the Acquisition without the use of the Senior Credit Facility.

THIS WRITTEN AGREEMENT (WHICH INCLUDES THE SUMMARY OF TERMS) AND THE FEE LETTERS REPRESENT THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Otis Vu
Name: Otis Vu
Title: SVP

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Otis Vu
Name: Otis Vu
Title: Director

SIGNATURE PAGE TO COMMITMENT LETTER (PROJECT WINCHESTER)

WEBSTER BANK, N.A.

By:	/s/ Barbara R. Flight
Name: Barbara R. Flight
Title: Senior Vice President

SIGNATURE PAGE TO COMMITMENT LETTER (PROJECT WINCHESTER)

CITIZENS BANK, N.A.

By:	/s/ Michael J. McWalters
Name: Michael J. McWalters
Title: Vice President

By:	/s/ Sudip Dhingra
Name: Sudip Dhingra
Title: Director

SIGNATURE PAGE TO COMMITMENT LETTER (PROJECT WINCHESTER)

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:

WINCHESTER ACQUISITION CORP.

By:	/s/ Stuart Kupinsky
Name: Stuart Kupinsky
Title: Secretary

SIGNATURE PAGE TO COMMITMENT LETTER (PROJECT WINCHESTER)

Schedule 1

COMMITMENT PERCENTAGES

	Revolving Credit Facility	Term Loan Facility
Bank of America	37.5%	37.5%
Webster	37.5%	37.5%
Citizens	25.0%	25.0%

Total:	100%	100%

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

HIGHER ONE HOLDINGS, INC.

$100,000,000 SENIOR CREDIT FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

BORROWER:	Initially, Merger Sub, and following the consummation of the Acquisition and the merger of Merger Sub with and into the Company, the Company as the survivor thereof (the “Borrower”).

GUARANTORS:	The Senior Credit Facility and all obligations of Holdings (as hereinafter defined) and its subsidiaries under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) that is a Lender at the time such arrangements are entered into (or with respect to such arrangements existing as of the Closing Date, that is a Lender (or affiliate thereof) on or within 30 days of the Closing Date) will be guaranteed by Winchester Acquisition Holdings Corp., a Delaware corporation (“Holdings”), the direct holding company of the Borrower, and each existing and future direct and indirect material domestic subsidiary of the Borrower (collectively, the “Guarantors” and, together with the Borrower, the “Loan Parties”), subject to customary exceptions to be agreed. Additionally, the Borrower will guarantee all obligations of Holdings and its subsidiaries under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) that is a Lender at the time such arrangements are entered into (or with respect to such arrangements existing as of the Closing Date, that is a Lender (or affiliate thereof) on or within 30 days of the Closing Date). All guarantees will be guarantees of payment and not of collection.

ADMINISTRATIVE AGENT:	Bank of America will act as sole administrative and collateral agent (the “Administrative Agent”).

SYNDICATION AGENT:	Webster will act as syndication agent.

DOCUMENTATION AGENT:	Citizens will act as documentation agent.

JOINT LEAD ARRANGERS AND JOINT BOOKRUNNERS:	MLPFS (or any of its affiliates), Webster and Citizens will act as joint lead arrangers and joint bookrunners (the “Lead Arrangers”).

LENDERS:	The Initial Lenders and other financial institutions that become party to the Credit Documentation as lenders on the Closing Date or thereafter in accordance with the terms thereof (collectively, the “Lenders”).

SENIOR CREDIT FACILITY:	An aggregate principal amount of up to $100.0 million will be available through the following facilities:

Revolving Credit Facility: $15.0 million five-year revolving credit facility (the “Revolving Credit Facility”), which will include a $5.0 million sublimit for the issuance of standby letters of credit denominated in U.S. dollars only (each a “Letter of Credit”) and, a $5.0 million sublimit for swingline loans (each a “Swingline Loan”). Letters of Credit will be issued by Bank of America (in such capacity, the “Fronting Bank”) and Swingline Loans may be made available by Bank of America, and each Lender with commitments under the Revolving Credit Facility (the “Revolving Lenders”) will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan.

Term Loan Facility: a $85.0 million term loan facility, all of which will be drawn on the Closing Date (the “Term Loan Facility”).

The Revolving Credit Facility and the Term Loan Facility are collectively referred to herein as the “Senior Credit Facility”.

SWINGLINE OPTION:	Swingline Loans may be made available on a same day basis in an aggregate amount not exceeding $5.0 million. The Borrower must repay each Swingline Loan in full no later than ten (10) business days after such loan is made.

PURPOSE:	The proceeds of the Senior Credit Facility shall be used (i) for working capital, capital expenditures, and other general corporate purposes; and (ii) to finance the Acquisition pursuant to the Transaction Agreement and to pay fees and expenses in connection with the Acquisition, the Senior Credit Facility and the transactions contemplated thereby.

CLOSING DATE:	The execution of definitive Credit Documentation (the “Closing Date”), which is anticipated to occur on or before September 30, 2016.

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full five years after the Closing Date.

The Term Loan Facility shall be subject to repayment according to the Scheduled Amortization (as hereinafter defined), with the final payment of all amounts outstanding, plus accrued interest, being due five years after the Closing Date.

AVAILABILITY/SCHEDULED AMORTIZATION:	Revolving Credit Facility: Loans under the Revolving Credit Facility may be made on a revolving basis up to the full amount of the Revolving Credit Facility and Letters of Credit may be issued up to the sublimit for Letters of Credit.

Term Loan Facility: The Term Loan Facility will be subject to quarterly amortization of principal, with 2.5% of the initial aggregate Term Loan Facility to be payable in the first year commencing with the last Business Day of the first full fiscal quarter of the Borrower following the Closing Date, with 5% in each of the second and third years, 7.5% of the initial aggregate Term Loan Facility to be payable in the fourth year and 10.0% of the initial aggregate Term Loan Facility to be payable in the final year (collectively, the “Scheduled Amortization”).

MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS:	In addition to the amortization set forth above, (a) 50% of Excess Cash Flow (to be defined in the Credit Documentation), with step-downs to 25% and 0% at Consolidated Leverage Ratio levels of 3.00:1.00 and 2.50:1.00, respectively, (b) 100% of all net cash proceeds from sales of property and assets of Holdings and its subsidiaries (including casualty insurance and condemnation proceeds, but with exceptions for sales of inventory in the ordinary course of business and other exceptions to be agreed and, subject to the right of the Borrower to reinvest if such proceeds are reinvested (or committed to be reinvested) within 12 months and, if so committed to reinvestment, reinvested no later than 180 days after the end of such 12-month period), (c) 100% of all net cash proceeds from the issuance or incurrence after the Closing Date of additional debt of Holdings or any of its subsidiaries not otherwise permitted under the Credit Documentation, and (d) 100% of all net cash proceeds of Extraordinary Receipts (to be defined in the Credit Documentation and to exclude cash receipts in the ordinary course of business, amounts received from escrow from any asset sale and other exceptions to be agreed in the Credit Documentation), shall be applied to the prepayment of loans under the Term Loan Facility (and to the principal installments thereof on a pro rata basis).

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	The Borrower may prepay the Senior Credit Facility in whole or in part at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. Each such prepayment of the Term Loan Facility shall be applied to the principal installments thereof on a pro rata basis. The unutilized portion of the commitments under the Senior Credit Facility may be irrevocably reduced or terminated by the Borrower at any time without penalty.

SECURITY:	The Borrower and each of the Guarantors shall grant the Administrative Agent and the Lenders valid and perfected first priority (subject to certain exceptions to be set forth in the Credit Documentation) liens and security interests in all of the following (collectively, the “Collateral”):

(a)	All present and future shares of capital stock of (or other ownership or profit interests in) each of its present and future subsidiaries (limited, in the case of each entity that is a “controlled foreign corporation” under Section 957 of the Internal Revenue Code, to a pledge of 65% of the capital stock of each such first-tier foreign subsidiary).

(b)	All present and future intercompany debt owed to the Borrower and each Guarantor.

(c)	All of the present and future property and assets, real and personal, of the Borrower and each Guarantor, including, but not limited to, machinery and equipment, inventory and other goods, accounts receivable, owned real estate with a fair market value (as reasonably determined by the Borrower) in excess of $2.0 million, fixtures, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash.

(d)	All proceeds and products of the property and assets described in clauses (a), (b) and (c) above.

The Collateral shall ratably secure the relevant party’s obligations in respect of the Senior Credit Facility and any treasury management, interest protection or other hedging arrangements entered into with a Lender (or an affiliate thereof) that is a Lender at the time such arrangements are entered into (or with respect to such arrangements existing as of the Closing Date, that is a Lender (or affiliate thereof) on or within 30 days of the Closing Date).

It is agreed that (a) any required mortgage will be permitted to be delivered after the Closing Date in accordance with Exhibit B, (b) the Loan Parties shall not be required to seek any landlord lien waiver, estoppel, warehouseman waiver or other collateral access or similar letter or agreement, (c) no action shall be required to obtain perfection through control agreements or other control arrangements over deposit, securities and commodities accounts (including securities entitlements and related assets), (d) the Collateral shall exclude such real property identified to the Commitment Parties as real property to be sold and (e) assets will be excluded from the Collateral in circumstances where the cost of obtaining a security interest in such assets exceeds the practical benefit to the Lenders afforded thereby as reasonably determined by the Administrative Agent and the Borrower.

CONDITIONS PRECEDENT TO CLOSING:	The initial extensions of credit under the Senior Credit Facility will be subject only to satisfaction of the conditions precedent set forth in Exhibit B to the Commitment Letter.

CONDITIONS PRECEDENT TO ALL EXTENSIONS OF CREDIT:	The following: (i) delivery of a customary borrowing notice or letter of credit request, (ii) all of the representations and warranties in the Credit Documentation shall be made and shall be true and correct in all material respects (or, with respect to representations and warranties already qualified by concepts of materiality, in all respects) as of the date of such extension of credit; provided that the only representations and warranties the accuracy of which shall be a condition to the funding of the initial extensions of credit on the Closing Date shall be the Specified Representations and the Transaction Agreement Representations; and (iii) other than the initial extensions of credit on the Closing Date, no default or event of default under the Senior Credit Facility shall have occurred and be continuing, or would result from such extension of credit; provided that the only conditions to the funding of the initial extensions of credit on the Closing Date are the conditions set forth on Exhibit B to the Commitment Letter.

REPRESENTATIONS AND WARRANTIES:	Limited to the following: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect (to be defined in the Credit Documentation); (vi) no material litigation; (vii) no default, (viii) ownership of property; (ix) insurance matters; (x) environmental matters; (xi) tax matters; (xii) ERISA compliance; (xiii) identification of subsidiaries, equity interests and loan parties; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xv) status under Investment Company Act; (xvi) accuracy of disclosure, (xvii) compliance with laws; (xviii) intellectual property; (xix) solvency; (xx) collateral documents and perfection matters; (xxi) sanctions and anti-corruption laws; and (xxii) status of Borrower and each Guarantor as non-EEA Financial Institution (to be defined in the Credit Documentation).

COVENANTS:	Limited to the following:

(a)	Affirmative Covenants—(i) delivery of financial statements (limited to quarterly statements for each fiscal quarter within 45 days (but, until the end of the first two full fiscal quarters after the Closing Date, 60 days) and annual audited statements within 120 days), budgets and forecasts; (ii) delivery of certificates and other information; (iii) delivery of notices (of any default, material adverse condition, ERISA event and material change in accounting or financial reporting practices); (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights; (xi) use of proceeds; (xii) covenant to guarantee obligations, give security (additional collateral); (xiii) environmental matters; (xiv) anti-corruption matters and (xv) further assurances.

(b)	Negative Covenants—Restrictions on (i) liens; (ii) indebtedness, (including guarantees and other contingent obligations); (iii) investments (including loans and advances) and acquisitions; (iv) mergers and other fundamental changes; (v) sales and other dispositions of property or assets; (vi) payments of dividends and other distributions and share repurchases; (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) amendments of organizational documents; (xii) sanctions and anti-corruption laws matters; (xiii) change in fiscal year; (xiv) sales and leasebacks; (xv) ERISA and (xvi) assets, operations and activities of Holdings as a holding company; in each case with such exceptions as may be agreed upon in the Credit Documentation.

(c)	Financial Covenants—To be limited to the following:

•	Maximum Consolidated Leverage Ratio (with financial definitions and levels to be agreed upon) initially set at 4.75:1.00, with subsequent step-downs not tighter than levels set with at least a 30% cushion in Consolidated EBITDA to the Consolidated EBITDA in the model delivered by the Sponsor to the Lead Arrangers on June 14, 2016 (the “Sponsor Model”).

•	Minimum Consolidated Fixed Charge Coverage Ratio (with financial definitions to be agreed upon), with a level initially set at 1.10:1.00, with a step-up to 1.20:1.00 on and after the fourth fiscal quarter of 2018.

“Consolidated EBITDA” shall be defined in the Credit Documentation in a manner to be mutually agreed, but in any case, shall be defined to include add-backs for, without limitation (and, for certain of the following add-backs (excluding the add-back in clause (vii)), with limits to be mutually agreed), (i) costs, expenses and charges related to the negotiation, execution, delivery and performance of any transition services agreement, (ii) costs, expenses and charges as a result of, or in connection with (including the operation of), sales, dispositions or abandonments of assets or property outside the ordinary course of business, (iii) the amount of “run rate” cost savings projected by the Borrower in good faith to be realized as a result of (x) specified actions in connection with the Transaction or any other acquisition or investment, which specified actions have been taken or are committed to be taken or reasonably expected to be taken within 18 months after the consummation of the Transaction, acquisition or investment, or (y) other specified operational changes; provided that (x) such cost savings are reasonably identifiable and quantifiable in the good faith judgment of the Borrower and (y) such cost savings are reasonably expected to be realized within 18 months of the consummation of the event giving rise thereto, (iv) extraordinary, unusual or non-recurring losses, (v) the amount of any transition or integration expense and restructuring charge or reserve, including any severance costs, costs related to the opening, closure, relocation, and/or consolidation of facilities, contract termination costs and expenses attributable to the implementation of cost savings initiatives, costs incurred in connection with restructuring initiatives to comply applicable laws or regulation or best practice, and professional and consulting fees incurred in connection with any of the foregoing, (vi) the amount of any costs, expenses or charges in connection with a single or one-time event, including, without limitation, in connection with (x) the Acquisition and/or any acquisition, investment, combination or contribution consummated after the Closing Date (including, without limitation, legal, accounting and other professional fees and expenses incurred in connection with the Acquisition made prior to the Closing Date), (y) the replatform of websites, applications and other technology and (z) one-time consulting costs and (vii) any non-cash costs, expenses or charges (excluding any such non-cash charges or losses to the extent (A) there were cash charges with respect to such charges and losses in past accounting periods or (B) there is a reasonable expectation that there will be cash charges with respect to such charges and losses in future accounting periods).

Each of the ratios referred to above will be calculated on a consolidated basis for the Borrower and its subsidiaries for each consecutive four fiscal quarter period, except that during the first year following the Closing Date, (i) Consolidated EBITDA will be subject to plug numbers to be agreed for certain fiscal quarters ending prior to the Closing Date and (ii) certain calculations to be agreed shall be made for the period of time since the Closing Date and, where appropriate, annualized.

Any cash equity contribution (which equity shall be common equity, or other equity on terms and conditions reasonably acceptable to the Administrative Agent) made to the Borrower after the last day of a fiscal quarter and on or prior to the day that is fifteen (15) business days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Borrower, be included in the calculation of Consolidated EBITDA solely for the purposes of determining compliance with the Financial Covenants at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of Consolidated EBITDA, a “Specified Equity Contribution”); provided that (a) no more than two Specified Equity Contributions may be made in any period of four consecutive fiscal quarters (which may be consecutive) and there shall be no more than five Specified Equity Contributions made over the term of the Senior Credit Facility, (b) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Borrower to be in compliance with the Financial Covenants, (c) there shall be no pro forma reduction in indebtedness (either as a result of a prepayment of indebtedness or as a result of netting of cash, in each case, with the proceeds of such Specified Equity Contribution), with the proceeds of any Specified Equity Contribution for determining compliance with the Financial Covenants solely for the fiscal quarter in which such Specified Equity Contribution is included in the calculation of Consolidated EBITDA and (d) all Specified Equity Contributions shall be disregarded for purposes of the calculation of Consolidated EBITDA for all other purposes, including calculating basket levels, pricing, excess cash flow, and other items governed by reference to Consolidated EBITDA or pro forma compliance. For the avoidance of doubt, the Credit Documentation will not require prepayment of loans or commitments thereunder with any Specified Equity Contribution.

Notwithstanding anything set forth herein to the contrary, for so long as any securities of the Company constitute “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, (x) such securities shall not constitute Collateral and (y) the restrictions on sales and other dispositions of property, burdensome agreements and certain other covenants, events of default and agreements set forth in the Credit Documentation shall not apply to such securities, in each case of clauses (x) and (y), to the extent the value of such securities, together with the value of all other “margin stock” held by the Borrower and its subsidiaries, exceeds 25% of the total value of all assets of either the Borrower only or of the Borrower, Holdings and their subsidiaries on a consolidated basis that are subject to such covenants, events of default and agreements.

EVENTS OF DEFAULT:	Limited to the following: (i) nonpayment of principal, interest, fees or other amounts (with grace periods to be agreed); (ii) failure to perform or observe covenants set forth in the Credit Documentation (within 30 days after the earlier of (x) notice from the Administrative Agent or (y) knowledge of the Loan Parties, in the case affirmative covenants (other than (A) the covenant to deliver financial statements and compliance certificates, which shall have a 20 day cure period, (B) the covenant to deliver notices of any default, (C) the covenant to maintain the legal existence of the Borrower, and (D) the covenant regarding use of proceeds)); (iii) any representation or warranty proving to have been incorrect in any material respect when made or confirmed; (iv) cross-default to other indebtedness in excess of amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) monetary judgment defaults in an amount to be agreed; (vii) customary ERISA defaults; (ix) actual or asserted (by a Loan Party) invalidity or impairment of any Credit Documentation; and (x) change of control.

ASSIGNMENTS AND PARTICIPATIONS:	Revolving Credit Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions (other than Disqualified Institutions, except during a payment or bankruptcy event of default or if the Borrower otherwise consents) in respect of the Revolving Credit Facility in a minimum amount equal to $5 million.

Term Loan Facility Assignments: Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions (other than Disqualified Institutions, except during a payment or bankruptcy event of default or if the Borrower otherwise consents) in respect of either Term Loan Facility in a minimum amount equal to $1 million.

Consents: The consent of the Borrower will be required unless (i) a payment or bankruptcy event of default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the Credit Documentation); provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten business days after having received notice thereof. The consent of the Administrative Agent will be required for any assignment (i) in respect of the Revolving Credit Facility or an unfunded commitment under either Term Loan Facility to an entity that is not a Lender with a commitment in respect of the applicable facility, an affiliate of such Lender or an Approved Fund in respect of such Lender or (ii) of any outstanding loan under the Term Loan Facility to an entity that is not a Lender, an affiliate of a Lender or an Approved Fund. The consent of the Fronting Bank and the lender of any Swingline Loan will be required for any assignment under the Revolving Credit Facility.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the Credit Documentation to any Federal Reserve Bank. The Credit Documentation will contain other customary provisions relating to Disqualified Institutions.

Participations: Lenders will be permitted to sell participations (other than to Disqualified Institutions (except during a payment or bankruptcy event of default or if the Borrower otherwise consents) to the extent the list thereof has been made available to all Lenders) with voting rights limited to significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Senior Credit Facility or all or substantially all of the value of the guaranties of the Borrower’s obligations made by the Guarantors.

“Disqualified Institution” means (i) those persons that are identified by name in writing to the Lead Arrangers on or prior to the date of this Commitment Letter, (ii) those persons that are competitors of the Borrower or its subsidiaries (each such person, a “Competitor”) and have been designated by name in writing to the Lead Arrangers on or prior to the date of this Commitment Letter, and (iii) any affiliate of any person described in clauses (i) or (ii) above solely to the extent such legal entity has the name of the applicable Disqualified Institution in its legal name; provided that, the Borrower, upon reasonable notice to the Administrative Agent on or after the Closing Date, shall be permitted to supplement in writing the list of Competitors that are Disqualified Institutions pursuant to clause (ii) above, and such Competitors shall be deemed Disqualified Institutions upon the posting of such supplemented list to all Lenders.

WAIVERS AND AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other Credit Documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of the loans and commitments under the Senior Credit Facility (the “Required Lenders”; provided that, if at any time there are only two (2) unaffiliated Lenders (it being agreed that Affiliates or Approved Funds of a Lender shall constitute a single Lender for this purpose), then “Required Lenders” shall include both such unaffiliated Lenders), except that (a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Senior Credit Facility, (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, (iv) the release of all or substantially all of the collateral securing the Senior Credit Facility and (v) the release of all or substantially all of the value of the guaranties of the Borrower’s obligations made by the Guarantors; (b) the consent of each Lender directly affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees, and (iii) extensions of scheduled maturities or times for payment and (c) the consent of the Lenders holding more than 50% of the loans and commitments under the applicable facility only shall be required with respect to certain other matters with respect to such facility.

INDEMNIFICATION:	The Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arrangers, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors (collectively, the “indemnified persons”) from and against all losses, claims, damages and liabilities and reimburse such indemnified persons for reasonable and documented expenses arising out of or relating to the Senior Credit Facility, the Borrower’s use of loan proceeds or the commitments (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to all indemnified persons taken as a whole and, solely in the case of an actual or perceived conflict of interest, one additional counsel to all affected indemnified persons taken as a whole, and, if reasonably necessary, one local counsel in any relevant material jurisdiction to all indemnified persons, taken as a whole, and solely in the case of any such actual or perceived conflict of interest, one additional local counsel to all affected indemnified persons, taken as a whole, in each relevant jurisdiction), except, as to any indemnified person, to the extent they arise from (a) the gross negligence, bad faith or willful misconduct of, or material breach of the Credit Documentation by, such indemnified person, in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction and/or (b) any dispute solely among the indemnified persons (other than any claims against an indemnified person in its capacity as the Administrative Agent or a Lead Arranger) that does not arise out of any act or omission of Holdings, the Borrower or any of their respective subsidiaries. This indemnification shall survive and continue for the benefit of all such indemnified persons.

GOVERNING LAW:	State of New York; provided that, notwithstanding the governing law provisions of the Credit Documentation, it is understood and agreed that (i) the interpretation of the definition of “Company Material Adverse Effect” (and whether or not a Company Material Adverse Effect has occurred), (ii) the determination of the accuracy of any Transaction Agreement Representation and whether as a result of any inaccuracy thereof either the Borrower or its applicable affiliate has the right to terminate its obligations under the Transaction Agreement or to decline to consummate the Acquisition and (iii) the determination of whether the Acquisition has been consummated in accordance with the terms of the Transaction Agreement and, in any case, claims or disputes arising out of any such interpretation or determination or any aspect thereof shall, in each case, be governed by, and construed in accordance with, the laws of the State of Delaware applicable therein, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

PRICING/FEES/EXPENSES:	As set forth in Addendum I.

OTHER:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The Credit Documentation will contain customary EU bail-in contractual recognition, increased cost, withholding tax, capital adequacy and yield protection provisions.

ADDENDUM I

PRICING, FEES AND EXPENSES

INTEREST RATES:	The interest rates per annum applicable to the Senior Credit Facility (other than in respect of Swingline Loans) will be LIBOR plus the Applicable Margin (as hereinafter defined) or, at the option of the Borrower, the Base Rate (to be defined as the highest of (a) the Federal Funds Rate plus 1⁄2 of 1%, (b) the Administrative Agent’s prime rate and (c) LIBOR plus 1.00%) plus the Applicable Margin.

“Applicable Margin” means (a) for the first six months after the Closing Date, 3.75% per annum, in the case of LIBOR loans, and 2.75% per annum, in the case of Base Rate loans, and (b) thereafter, a percentage per annum to be determined in accordance with a pricing grid to be agreed upon in the Credit Documentation, based on the Consolidated Leverage Ratio. Each Swingline Loan shall bear interest at the Base Rate plus the Applicable Margin for Base Rate loans under the Revolving Credit Facility. In no event shall LIBOR be less than 0% per annum.

The Borrower may select interest periods of one, two, three or six months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of any payment event of default under the Credit Documentation, the Applicable Margin on overdue obligations owing under the Credit Documentation shall increase by 2% per annum.

COMMITMENT FEE:	Commencing on the Closing Date, a commitment fee of (a) until six months following the Closing Date, 0.50% per annum, and (b) thereafter, a percentage per annum determined in accordance with a pricing grid to be agreed upon in the Credit Documentation, based on the Consolidated Leverage Ratio, shall be payable on the actual daily unused portions of the Revolving Credit Facility. Such fee shall be payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date. Swingline Loans will not be considered utilization of the Revolving Credit Facility for purposes of this calculation.

LETTER OF CREDIT FEES:	Letter of Credit fees shall be payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Margin from time to time applicable to LIBOR loans under the Revolving Credit Facility. Such fees will be (a) payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date, and (b) shared proportionately by the Revolving Lenders. In addition, a fronting fee shall be payable to the Fronting Bank for its own account in accordance with the BofA Fee Letter.

CALCULATION OF INTEREST AND FEES:	Other than calculations in respect of interest at the Base Rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes; provided that any consequences to the Administrative Agent or the Lenders as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act or Basel III shall be considered to be changes in law that occurred subsequent to the Closing Date.

EXPENSES:	If the Closing Date occurs, the Borrower will pay all reasonable and documented costs and expenses associated with the preparation, due diligence, administration and closing of the Credit Documentation within 30 days of written demand therefor, including, without limitation, the legal fees of counsel to the Administrative Agent and MLPFS (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to the Administrative Agent and MLPFS, taken as a whole and, if reasonably necessary, of one local counsel in any relevant material local jurisdiction to such persons, taken as a whole). The Borrower will also pay the reasonable and documented expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the Credit Documentation within 30 days of written demand therefor (but limited, in the case of legal fees and expenses, to the actual reasonable and documented out-of-pocket fees, disbursements and other charges of one counsel to the Administrative Agent and MLPFS, taken as a whole and, solely in the case of an actual or perceived conflict of interest, one additional counsel to all affected persons taken as a whole, and, if reasonably necessary, one local counsel in any relevant material jurisdiction, and, if reasonably necessary, of one local counsel in any relevant material local jurisdiction to such persons, taken as a whole, and solely in the case of any such actual or perceived conflict of interest, one additional local counsel to all affected persons, taken as a whole, in each relevant jurisdiction).

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EXHIBIT B

CONDITIONS PRECEDENT TO INITIAL EXTENSIONS OF CREDIT

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the Commitment Letter to which this Exhibit B is attached or the Summary of Terms, as applicable.

The initial extensions of credit under the Senior Credit Facility will be subject to satisfaction of each of the following:

(i)	The negotiation in good faith by the Borrower and the Lead Arrangers of definitive documentation for the Senior Credit Facility consistent with the Summary of Terms (the “Credit Documentation”) and execution and delivery by the Loan Parties party thereto; it being agreed that the Credit Documentation will contain the terms and conditions set forth in this Commitment Letter (including the Summary of Terms) and such other terms as the Borrower and the Lead Arrangers may agree and be based on the Credit Agreement, dated as of October 16, 2012, by and among, inter alios, the Company, the lenders party thereto and Bank of America, as administrative agent, swingline lender and L/C issuer, with such modifications to be mutually agreed by the Borrower, the Administrative Agent and the Lead Arrangers to reflect (x) administrative and operational guidelines and practices of the Administrative Agent and legal policies of the Administrative Agent and (y) with respect to baskets and thresholds, the current size of the Loan Parties.

(ii)	The representations and warranties made by or on behalf of the Company in the Transaction Agreement and which are material to the interests of the Initial Lenders (in their capacities as such) shall be true and correct in all material respects (or, with respect to representations already qualified by concepts of materiality, in all respects) as of the Closing Date, but only to the extent that Holdings or any of its affiliates has the right to terminate its obligations under the Transaction Agreement or to decline to consummate the Acquisition as a result of a breach of such representations and warranties in the Transaction Agreement. Such representations and warranties may be referred to herein as the “Transaction Agreement Representations.”

(iii)	The Specified Representations (as hereinafter defined) shall be true and correct in all material respects (or, with respect to representations already qualified by concepts of materiality, in all respects) at the time of and after giving effect to the extensions of credit under the Senior Credit Facility on the Closing Date. “Specified Representations” means the representations and warranties set forth in the Credit Documentation with respect to Holdings and its subsidiaries relating to organization, corporate existence, requisite power and authority; due authorization, execution and delivery (by the Loan Parties) and enforceability (as against the Loan Parties) of the Credit Documentation; no conflict of the Credit Documentation with organizational documents of the Loan Parties; compliance with laws, as related to the entering into and the performance of the Credit Documentation; solvency as of the Closing Date (after giving effect to the Transaction); PATRIOT Act; use of proceeds not in violation of OFAC and FCPA; Investment Company Act status; use of proceeds; perfection of security interests in the Collateral (subject in all respects to security interests and liens permitted under the Credit Documentation and to the foregoing provisions of this clause (iii) of this Exhibit B, and the provisions of clause (iv) of this Exhibit B) and margin stock regulations.

(iv)	The Administrative Agent shall have received reasonably satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the Credit Documentation) lien and security interest in the Collateral (subject to the provisions of this clause (iv) (or arrangements reasonably satisfactory to the Administrative Agent for such perfection and priority shall have been made); the Administrative Agent shall have obtained and received any flood determinations and evidence of flood insurance required by applicable flood laws with respect to any real property owned as of the Closing Date that is or will constitute Collateral; and the Administrative Agent shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all casualty and liability insurance policies to be maintained with respect to the properties of the Borrower and the Guarantors forming part of the Collateral; it being understood that, to the extent any security interest in any Collateral is not or cannot be provided and/or perfected on the Closing Date (other than the pledge and perfection of the security interests in equity securities of the Borrower’s and the Guarantors’ domestic subsidiaries and assets with respect to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code), or any insurance endorsements (other than evidence of flood insurance required by applicable flood laws with respect to any real property owned as of the Closing Date that is or will constitute Collateral) are not or cannot be obtained on the Closing Date, in each case after the Borrower’s use of commercially reasonable efforts to do so or without undue burden or expense, then any such condition, as applicable, shall not constitute a condition precedent to the initial extensions of credit hereunder on the Closing Date, but instead shall be required to be satisfied within 90 days after the Closing Date (or such later date as the Administrative Agent may agree in its sole discretion).

(v)	All indebtedness of Holdings and its subsidiaries, after giving effect to the Transaction, other than indebtedness permitted by the Credit Documentation, shall have been repaid (or substantially concurrently with the funding of the Senior Credit Facility on Closing Date shall be repaid), all commitments with respect thereto shall have been terminated (or substantially concurrently with the funding of the Senior Credit Facility on Closing Date be terminated) and all liens and security interests securing such indebtedness shall have been released or terminated (or substantially concurrently with funding of the Senior Credit Facility on Closing Date shall be released or terminated), or arrangements satisfactory to the Administrative Agent shall have been made with respect to the foregoing.

(vi)	The Administrative Agent shall have received (x) satisfactory opinions of counsel to the Borrower and the Guarantors (which shall cover, among other things, authority, validity, binding effect and enforceability of the documents for the Senior Credit Facility and the creation and perfection of the security interests in the Collateral) and, to the extent applicable, of appropriate local counsel and such corporate resolutions, certified corporate organizational documents, good standing, incumbency certificates, a customary notice of borrowing and a solvency certificate (in the form of Exhibit C), and (y) an executed copy of the Transaction Agreement and each other material document, agreement and instrument relating to the Acquisition (collectively with the Transaction Agreement, the “Transaction Documents”), in each case, with all schedules and exhibits thereto.

(vii)	The Acquisition shall have been, or shall concurrently with the funding of the Senior Credit Facility be, consummated in accordance with the terms of the Transaction

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Documents, without giving effect to any amendment, modification, waiver or consent thereunder that is materially adverse to the interests of the Initial Lenders (in their capacities as such) unless such amendment, modification, waiver or consent is approved by the Lead Arrangers (it being understood that any amendment to the definition of “Company Material Adverse Effect” (as defined in the Transaction Agreement) or “Minimum Tender Condition” (as defined in the Transaction Agreement) is materially adverse to the interests of the Initial Lenders (in their capacities as such)).

(viii)	Since the date of Transaction Agreement, there shall not have occurred a Company Material Adverse Effect. “Company Material Adverse Effect” has the meaning assigned to such term in the Transaction Agreement.

(ix)	The Equity Contribution shall have been made in at least the amount of the Minimum Equity Contribution Percentage; it being agreed that on the Closing Date, immediately after giving effect to the Transaction, the Sponsor shall control a majority of the voting equity interests in Holdings.

(x)	After giving effect to all extensions of credit under the Revolving Credit Facility on the Closing Date (excluding any Letters of Credit issued, or deemed issued, to backstop or roll over any outstanding letters of credit of the Company), availability under the Revolving Credit Facility shall not be less than $10,000,000.

(xi)	The Administrative Agent shall have received interim management-prepared financial statements of the Company dated the end of each fiscal quarter (commencing with the fiscal quarter ending March 31, 2016) ending at least 45 days prior to the Closing Date.

(xii)	All fees required to be paid on the Closing Date pursuant to the Fee Letters shall have been paid (which amounts may be paid from the proceeds of the initial extensions of credit).

(xiii)	All expenses of the Lead Arrangers, the Administrative Agent and the Initial Lenders payable pursuant to the Commitment Letter, the Credit Documentation or the Fee Letters shall have been paid to the extent invoiced at least one business day prior to the Closing Date (including the reasonable fees and expenses of counsel, including local counsel, for the Administrative Agent) (which amounts may be paid from the proceeds of the initial extensions of credit).

(xiv)	The Borrower shall have provided the documentation and other information to the Lead Arrangers and the Administrative Agent that are required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the Patriot Act, to the extent the request was received by the Borrower at least five (5) business days prior to the Closing Date.

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EXHIBIT C

FORM OF SOLVENCY CERTIFICATE

To the Administrative Agent and each of the Lenders party to the Credit Agreement referred to below:

I, the undersigned [chief financial officer/treasurer/secretary] of Higher One Holdings, Inc., a Delaware corporation (the “Borrower”), in that capacity only and not in my individual capacity, do hereby certify as of the date hereof, after giving effect to the consummation of the Transaction, including the making of the Loans under the Credit Agreement and after giving effect to the application of the proceeds of such Loans, that:

1. This certificate is furnished to the Administrative Agent and the Lenders pursuant to Section [    ] of the Credit Agreement, dated as of            , among            (the “Credit Agreement”). Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Credit Agreement.

2. For purposes of this certificate, I, or officers of the Borrower under my direction and supervision, have performed the following procedures as of and for the periods set forth below.

(a) I have reviewed the financial statements (including the pro forma financial statements) referred to in Section [    ] of the Credit Agreement.

(b) I have knowledge of and have reviewed to my satisfaction the Credit Agreement.

(c) As [chief financial officer/treasurer/secretary] of the Borrower, I am familiar with the financial condition of the Borrower and its Subsidiaries.

3. Based on and subject to the foregoing, after giving effect to the consummation of the Transaction:

(a) the Borrower and its Subsidiaries on a consolidated basis are able to pay their debts and other liabilities, contingent obligations and other commitments as they mature;

(b) the Borrower and its Subsidiaries do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay as such debts and liabilities mature;

(c) the Borrower and its Subsidiaries on a consolidated basis are not engaged in a business or a transaction, and are not about to engage in a business or a transaction, for which their property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which they are engaged;

(d) the fair value of the property of the Borrower and its Subsidiaries on a consolidated basis is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of the Borrower and its Subsidiaries on a consolidated basis; and

(e) the present fair salable value of the assets of the Borrower and its Subsidiaries on a consolidated basis is not less than the amount that will be required to pay the probable liability of the Borrower and its Subsidiaries on a consolidated basis on their debts as they become absolute and matured.

In computing the amount of contingent liabilities for purposes of this Section 3, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability.

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IN WITNESS WHEREOF, the Borrower has caused this certificate to be executed on its behalf by its chief financial officer as of the date first written above.

[HIGHER ONE HOLDINGS, INC.]

By:
Name:
Title: